

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 9, 2015

Via e-mail
Fred E. Festa
President and Chief Executive Officer
GCP Applied Technologies Inc.
7500 Grace Drive
Columbia, Maryland 21044-4098

>   **Re: GCP Applied Technologies Inc.**
>   **Amendment No. 1 to Form 10-12B**
>   **Filed September 28, 2015**
>   **File No. 001-37533**

Dear Mr. Festa:

We have reviewed your filing and have the following comments.

Exhibit 99.1

Questions and Answers About the Separation and Distribution, page 8

How much will the separation cost and who will bear that cost, page 10

1. You state here that Grace will bear all costs of the separation prior to the distribution date. Please clarify what percentage of the costs you indicate here are anticipated to be incurred prior to the separation date, and thus paid by Grace, and which costs will be paid by GCP. Please refer to comment 7 of our letter dated September 1, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Results of Operations, page 33

2. We note your response to prior comment 15 and the additional disclosures you provided, please revise your disclosures related to your SMB operating segment to explain the changes you made to your channel partner economic model.

Financial Condition, Liquidity, and Capital Resources, page 52

Venezuela, page 57

3. We note on page 58 your disclosure that sales in Venezuela represented 4% of your segments' respective sales in 2014 and significant non-monetary assets that would need to be assessed for impairment are inventory and fixed assets. Please expand your disclosure to describe, to the extent material, how your operations in Venezuela have affected your results of operations and cash flows, the intercompany receivables due from your Venezuelan subsidiaries, and any other non-monetary assets in Venezuela.

4. We note from your disclosure on page 59 that the accounting presentation for the Venezuelan business may be affected. Please expand your disclosures to explain in more detail how your accounting presentation may be affected. Tell us, if not already addressed in your revised disclosure, whether such effects include deconsolidating your Venezuelan business.

Legal Proceedings, page 74

5. Please also address whether you believe the ultimate resolution of your legal actions is likely to be material to your cash flows.

Combined Financial Statements

6. Income Taxes, page F-16

4. Income Taxes, page F-48

6. We note your response to prior comment 25 and the additional disclosures you provided, please also address the following:

- Disclose how you determined the amount to be repatriated and the related tax effect; and

- Clarify your disclosure and explain to us why only $11 million of the $16 million tax effect of repatriating foreign earnings in connection with the separation transaction was recorded in the 2015 second quarter.

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Leland Benton at (202) 551-3791 or Craig Slivka at (202)551-3729 with any other questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

CC: Greg Ostling (*via e-mail*)
Wachtell, Lipton, Rosen & Katz